"WASHINGTON, D.C. 20549"

SCHEDULE 13G

UNDER THE EXCHANGE ACT OF 1934


(AMENDMENT NO.	 	)*


NAME OF ISSUER:	Equity Office Ppty

TITLE OF CLASS
OF SECURITIES:	Preferred

CUSIP:	294741202



Check the following box if a fee is being paid with this statement [  ].

(A fee is not required if the filing person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13-d-7).

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of "securities,and for any subsequent amendment containing information" which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not "be deemed to be ""filed"" for the purpose of Section 18 of the Securities" "Exchange Act of 1934 (""ACT"") or otherwise subject to the liabilities of" that section of the act but shall be subject to all other provisions of "the Act (however, see the Notes)."


	      13G


CUSIP NO.	294741202


1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. ID NO  	Fiduciary Trust Company
	OF ABOVE	International
	PERSON	13-5069335


2	CHECK THE APPROPRIATE 	(A)	(B)   XX
	BOX IF A MEMBER OF A
	A GROUP*

3	SEC USE ONLY


4	CITIZENSHIP OR PLACE OF ORGANIZATION		New York State

NUMBER OF	5 SOLE VOTING POWER		335900
SHARES
BENEFICIALLY	6 SHARED VOTING POWER		112400
OWNED BY
EACH	7 SOLE DISPOSITIVE POWER		352000
REPORTING
PERSON	8 SHARED DISPOSITIVE POWER		96300
WITH


9	AGGREGATE AMOUNT BENEFICIALLY OWNED		448300
	BY EACH REPORTING PERSON


10	CHECK BOX IF THE AGGREGATE AMOUNT IN
	ROW (9) EXCLUDES CERTAIN SHARES *


11	PERCENT OF CLASS REPRESENTED BY 		5.6
	IN ROW 9


12	TYPE OF REPORTING PERSON*		BK


SECURITIES AND EXCHANGE COMMISSION
"WASHINGTON, D.C. 20549"

SCHEDULE 13G

UNDER THE EXCHANGE ACT OF 1934

(AMENDMENT NO.

ITEM 1
(a) Name of Issuer		Equity Office Ppty


(b)Address of Issuer's Principal		Two North Riverside Plaza
    Executive Offices:		"Chicago, IL 60606"


ITEM 2
(a) Name of Person Filing		Fiduciary Trust Company
		International

(b) Address of Principal
"     Business Office or, if non residence:"		Two World Trade Center
		"New York, New York 10048"

(c) Citizenship:		New York

(d) Title of Class Securities:		Preferred

(e) Cusip		294741202

ITEM 3
The person filing is:

(a)	Broker or Dealer registered under Section 15 of the Act
(b)          X	Bank as defined in section 3 (a)(6) of the Act
(c)	Insurance Company as defined in section 3(a)(19) of the Act
(d)	Investment Company registered under section 8 of the
	Investment Company Act.
(e)	Investment Advisor registered under section 203 of the
	Investment Advisors Act of 1940
(f)	"EBP, Pension Fund which is subject to the provisions of the"
	Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b) (1) (ii) (F)
(g)	"Parent Holding Company, in accordance with 240.13d-1(b) (ii) "
(h)	"(G) Group, in accordance with 240.13d-1(b) (1) (ii) (H)"

ITEM 4
OWNERSHIP
(a)	Amount Beneficially Owned:		448300
(b)	Percent of Class:		5.6
(c)	Number of shares as to which each
	person has:
	(i) sole power to vote or to direct vote		335900
	(ii)shared power to vote or to direct vote		112400
	(iii) sole power to dispose or to direct
	     disposition of		352000
	(iv) shared power to dispose or to
	      direct the disposition of		96300

ITEM 5
Ownership of Five Percent or Less of a Class 			NA
ITEM 6
Ownership of More Than Five Percent On Behalf of
Another Person			NA
ITEM 7
Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company			NA
ITEM 8
Identification and Classification of Members of Group			NA
ITEM 9
Notice of Dissolution of Group			NA
ITEM 10
Certification

"By signing below I certify that, to the best of my knowledge and belief, " the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such a purpose or effect.

Signature

"After reasonable inquiry and to the best of my knowledge and belief, " I certify that the information set forth in this statement
"is true, complete and correct."

DATE		SIGNATURE
01/06/00


		F.K. Granville